   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1998
 ==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ------------------------
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            SUMMIT CARE CORPORATION
                               (NAME OF ISSUER)

                              FOUNTAIN VIEW, INC.
                           FV-SCC ACQUISITION CORP.
                      (NAME OF PERSONS FILING STATEMENT)

                           ------------------------
                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                           ------------------------

                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           ------------------------

                               ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                          11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                             LOS ANGELES, CA 90064

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON PERSONS FILING STATEMENT)

                                WITH A COPY TO:
                           STEPHEN M. L. COHEN, ESQ.
                           CHOATE, HALL & STEWART
                               EXCHANGE PLACE
                                53 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                (617) 248-5000


                           ------------------------

                               FEBRUARY 13, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

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                          CALCULATION OF FILING FEE
------------------------------------------------------------------------------
TRANSACTION VALUATION*                                AMOUNT OF FILING FEE**
$143,062,500                                          $28,613.00
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* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 6,812,500 shares of common stock, no par value per share, of Summit Care Corporation (the "Shares") at $21.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50th of 1% of the aggregate value of cash offered by FV-SCC Acquisition Corp. for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $28,613.00
     Filing Parties:      Fountain View, Inc. and FV-SCC Acquisition Corp.
     Form:                Schedule 14D-1
     Date Filed:          February 13, 1998

=============================================================================

                                 INTRODUCTION

    This Transaction Statement on Schedule 13E-3, filed jointly by FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser"), and Fountain View, Inc., a Delaware corporation ("Parent") (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3), relates to the offer by Purchaser to purchase all outstanding Shares of Summit Care Corporation, a Delaware corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are incorporated herein by reference as Exhibits
(d)(1) and (d)(2), respectively.

    This Schedule 13E-3 is being filed jointly by Purchaser and Parent. By filing this Schedule 13E-3, neither signatory concedes that Rule 13e-3 under the Exchange Act is applicable to the Offer, the Merger (as defined in the Offer) or other transactions contemplated by the Agreement and Plan of Merger, dated as of February 6, 1998, by and among, inter alia, the Company, Parent and Purchaser.

    The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14d-3 of the Exchange Act (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 14D-1"), of the information required to be included in response to the items of this Schedule 13E-3. A copy of the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-1.

                             CROSS-REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                     WHERE LOCATED IN SCHEDULE 14D-1
--------------------------------------------------------------------------
Item 1(a).................................................. Item 1(a)
Item 1(b).................................................. Item 1(b)
Item 1(c).................................................. Item 1(c)
Item 1(d)-(g).............................................. *
Item 2(a)-(d),(g).......................................... Item 2(a)-(d), (g)
Item 2(e)-(f).............................................. Item 2(e) and (f)
Item 3..................................................... Item 3
Item 4..................................................... *
Item 5..................................................... Item 5
Item 6..................................................... Item 4(a)-(b)
Item 7(a).................................................. Item 5
Item 7(b).................................................. Item 5
Item 7(c).................................................. *
Item 7(d).................................................. Item 5
Item 8..................................................... *
Item 9..................................................... *
Item 10.................................................... Item 6
Item 11.................................................... Item 7
Item 12.................................................... *
Item 13.................................................... *
Item 14(a)................................................. *
Item 14(b)................................................. *
Item 15.................................................... Item 8
Item 16.................................................... Item 10
Item 17.................................................... Item 11

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is Summit Care Corporation, a Delaware corporation, which has its principal executive offices at 2600 Magnolia Boulevard, Burbank, California 91505.

     (b) The class of equity securities being sought is all the outstanding shares of common stock, no par value per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Terms of the Offer; Expiration Date; Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "THE TENDER OFFER -- Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.

     (d) The information concerning dividends set forth in "THE TENDER OFFER -- Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

     (e) Not Applicable.

     (f) Not Applicable.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth under "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent and Schedule I in the Offer to Purchase is incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser or Parent, or, to the best knowledge of Purchaser or Parents, none of the individuals listed in
Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such laws.


ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "THE TENDER OFFER -- Certain Information Concerning the Company" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.


ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth under "INTRODUCTION"; "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.


ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth under "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" and "THE TENDER OFFER -- Effect of the Offer in the Market for the Shares; Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.


ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.


ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "SPECIAL FACTORS -- Certain U.S. Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.


ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Company" and "SPECIAL FACTORS -- Purpose and Effects of the

Offer and the Merger; Reasons for the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Opinion of Financial Advisor to the Company" in the Offer to Purchase is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" and in Schedule II in the Offer to Purchase is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) and (b) Not applicable.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth under "SPECIAL FACTORS -- Rights of Shareholders in the Merger" is incorporated herein by reference.

    (b) and (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

    (a) and (b) The information set forth under "THE TENDER OFFER -- Certain Information Concerning the Company", in the Offer to Purchase is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth under "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "THE TENDER OFFER -- Plans for the Company After the Offer and Merger" in the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.

    The information set forth in the Offer to Purchase and the Agreement and Plan of Merger, dated as of February 6, 1998, among, inter alia, Parent,
                                                     ----- ----
Purchaser and the Company, copies of which are attached as Exhibits (a)(1) and
(c)(1), respectively, to Schedule 14D-1, is incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Commitment Letter dated as of February 6, 1998 issued by the Bank of Montreal, incorporated by reference to Exhibit (b) of the Schedule 14D-1.
(b) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998, incorporated by reference to Annex A to the Offer to Purchase.
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, LP and the Company, incorporated by reference to Exhibit (c)(1) to Schedule 14D-1.
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P. incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1.
(c)(3) Summit Care Corporation Special Severance Pay Plan, incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1.
(d)(1) Offer to Purchase, dated February 13, 1998, incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1.
(d)(2)    Form of Letter of Transmittal, incorporated by reference to Exhibit
          (a)(2) to the Schedule 14D-1.
(d)(3) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to the Schedule 14D-1.
(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, incorporated by reference to Exhibit (a)(4) to the
          Schedule 14D-1.
(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1.
(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1.
(d)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998, incorporated by reference to Exhibit (a)(7) to the
          Schedule 14D-1.
(d)(8) Text of Press Release issued by the Company on February 9, 1998, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.
(e) Chapter 13 of the California General Corporation Law, incorporated by reference to Annex B to the Offer to Purchase.
(f)       Not applicable.

                                  SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 13, 1998

                                    FV-SCC Acquisition Corp.
                                    By:
                                    /s/ Robert M. Snukal
                                    --------------------------------
                                    Name: Robert M. Snukal
                                    Title: President and Treasurer


                                    FOUNTAIN VIEW, INC.

                                    By:
                                    /s/ Robert M. Snukal
                                    --------------------------------
                                    Name: Robert M. Snukal
                                    Title: Chief Executive Officer
                                           and President

                                 EXHIBIT INDEX

(a) Commitment Letter dated as of February 6, 1998 issued by the Bank of Montreal, incorporated by reference to Exhibit (b) of the Schedule 14D-1.
(b) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998, incorporated by reference to Annex A to the Offer to Purchase.
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, LP and the Company, incorporated by reference to Exhibit (c)(1) to Schedule 14D-1.
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P. incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1.
(c)(3) Summit Care Corporation Special Severance Pay Plan, incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1.
(d)(1) Offer to Purchase, dated February 13, 1998, incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1.
(d)(2)    Form of Letter of Transmittal, incorporated by reference to Exhibit
          (a)(2) to the Schedule 14D-1.
(d)(3) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to the Schedule 14D-1.
(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, incorporated by reference to Exhibit (a)(4) to the
          Schedule 14D-1.
(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1.
(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1.
(d)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998, incorporated by reference to Exhibit (a)(7) to the
          Schedule 14D-1.
(d)(8) Text of Press Release issued by the Company on February 9, 1998, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.
(e) Chapter 13 of the California General Corporation Law, incorporated by reference to Annex B to the Offer to Purchase.
(f)       Not applicable.